The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        Subject to completion, Pricing Supplement dated November 29, 2005

PROSPECTUS Dated November 14, 2005                   Pricing Supplement No. 2 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 333-129243
Dated November 14, 2005                                    Dated          , 2005
                                                                  Rule 424(b)(3)

                                 Morgan Stanley
                       GLOBAL MEDIUM-TERM NOTES, SERIES G
                  Peso Fixed Rate Senior Bearer Notes Due 2015
                               -----------------

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G Fixed Rate Senior Bearer Notes Due 2015, which we refer to as the "notes", prior to the maturity date thereof other than under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying prospectus supplement.
     Application will be made for the notes described herein to be admitted to listing on the Official List of the United Kingdom Financial Services Authority, the United Kingdom competent authority for the purposes of Directive 2003/71/EC (the "Prospectus Directive") and relevant implementing measures in the United Kingdom and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted. Morgan Stanley accepts responsibility for the information contained in this document, which, when read together with the base prospectus dated 14 November 2005 in respect of the U.S. $30,950,247,613 Program for the Issuance of Global Medium-Term Notes, Series G of Morgan Stanley (the "Base Prospectus"), contains all information that is material in the context of the issuance of the notes.
     This document constitutes the pricing supplement relating to the issuance of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.
     We will issue the notes only in bearer form, which form is further described under "Description of Notes--Forms of Notes" in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.
     We describe the basic features of this type of note in the section called "Description of Notes--Fixed Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.


Principal Amount:               MXN

Maturity Date:                  December   , 2015; provided that if such day is
                                not a business day, the maturity date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case the maturity date will be the immediately preceding business day.

Settlement Date (Original
   Issue Date):                 December   , 2005

Interest Accrual Date:          December   , 2005

Issue Price:                       %

Underwriter's Discounts and
   Commissions:                    %

Proceeds to Company:               %

Specified Currency:             Mexican Peso ("MXN")

Redemption Percentage at
   Maturity:                    100%

Interest Rate:                     % per annum (calculated on an actual/360 day
                                count basis)

Maximum Interest Rate:          N/A

Minimum Interest Rate:          0.00%

Initial Redemption Date:        N/A

Initial Redemption Percentage:  N/A

Annual Redemption Percentage
   Reduction:                   N/A

Optional Redemption Date:       N/A

Interest Payment Dates:         Each June   and December   , commencing June   ,
                                2006; provided that if any interest payment date
                                (including the maturity date) is not a business day, that interest payment date will be the next succeeding day that is a business day, unless that succeeding business day would fall in the next calendar month, in which case such interest payment date will be the immediately preceding business day.

Interest Payment Period:        Semi-Annual

Business Day:                   Mexico City, London and New York

Agent:                          Morgan Stanley & Co. International Limited

Denomination:                   MXN 1,000,000

Common Code:                    023737132

ISIN:                           XS0237371322

Other Provisions:               None


      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

     The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is solely Morgan Stanley's responsibility and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores or "CNBV"). The notes have not been registered with the Securities Section (Seccion de Valores) of the National Securities Registry, and therefore the notes may not be publicly offered or sold in Mexico. Any Mexican investor that acquires notes will do so under its own responsibility. In making an investment decision, all investors, regardless of their nationality and expertise, must rely on their own examination of Morgan Stanley.

Ratings

     As senior debt securities of Morgan Stanley, the notes carry the following ratings:

               Moody's Investors Service (1)                 Aa3
               Fitch Ratings (2)                             AA
               Standard & Poor's (3)                         A+

     (1) On April 5, 2005, Moody's Investors Service changed the outlook on the Company's senior debt ratings from Stable to Negative.

     (2) On April 11, 2005, Fitch Ratings placed the Company's senior debt ratings on Rating Watch Negative.

     (3) On October 11, 2005, Standard & Poor's changed the outlook on the Company's senior debt ratings from Negative to Stable.

     The ratings listed above reflect only the views of the respective rating agencies listed above, and are not recommendations to buy, sell or hold securities of the Company. The ratings assigned by the rating agencies listed above are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.